SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                           For the month of March 2008

                           AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

              AIXTRON Reports Full-Year Results for 2007

    Revenues +25% to EUR 215m;EBIT up to EUR 20.6m,Net Result up to
EUR 17.3m

    Order Intake up to EUR 86.9m in Q4

    Order Backlog up to EUR 132.0m

    2007 Dividend Proposal: EUR 0.07 per Share

    Guidance for 2008: EUR 270-300m Revenues, 10-12% EBIT Margin

    Business Editors

    AACHEN, Germany--(BUSINESS WIRE)--March 13, 2008--AIXTRON AG, worldwide leading provider of deposition equipment to the semiconductor industry, today announced financial results for fiscal year 2007, ended December 31, 2007.



Key Financials
                                                  2007  2006 2006-2007
(million EUR)
Revenues                                         214.8 171.7       25%
Gross profit                                      85.0  63.4       34%
Gross margin, % revenues                           40%   37%    3 p.p.
EBIT                                              20.6   5.7      262%
EBIT, % revenues                                   10%    3%    7 p.p.
Net result                                        17.3   5.9      195%
Net result, % revenues                              8%    3%    5 p.p.
Net result per share - basic (EUR)                0.20  0.07      186%
Net result per share - diluted (EUR)              0.19  0.07      171%
2007 Dividend Proposal per Share (EUR)            0.07     -         -
Free cash flow                                    22.3  15.6       43%
Equipment Order Intake                           247.7 178.0       39%
Equipment Order Backlog (End of Period)          132.0  85.1       55%





Operational Highlights


    In fiscal year 2007, AIXTRON delivered total revenues of EUR 214.8m, a 25 percent increase year on year (2006: EUR 171.7m). This substantial increase was mainly due to higher sales of compound semiconductor equipment, driven by rising demand for LED end-market applications. Reflecting the increasing percentage of new common platform system revenues, paired with a favorable product mix, the gross margin improved by 3 percentage points year on year, culminating in a 40 percent gross margin performance by the end of 2007.

    A relative decrease of cost of sales combined with lower operating expenses allowed the Operating Profit (EBIT) to increase by 262% year on year to EUR 20.6m, representing an EBIT Margin of 10%. 2007 net result improved by 193% to EUR 17.3m during fiscal year 2007.

    Q4 equipment order intake was EUR 86.9m, a further improvement on the exceptionally high Q3 figure. Opening order backlog for fiscal year 2008 is EUR 132.0m, providing a solid platform for 2008.

    AIXTRON AG, the parent company of the AIXTRON Group, recorded a net accumulated income of EUR 12.3m (2006: 2.8m). Due to the improved trading environment as a backdrop, Executive Board and Supervisory Board will recommend to the Shareholders' Meeting on May 14th, 2008 the payment of a dividend of EUR 0.07 per share resulting in accumulated payments of EUR 6.3m to the shareholders. This payment of the dividend is subject to approval of the shareholders.

    Management Review

    Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'I am delighted being able to report these very positive figures for the fiscal year 2007.

    Despite the continuing weakness and volatility of the US-Dollar, we were able to hold the Gross Margin improvements made earlier in the year and finish the year with a Gross Margin performance close to our target of 40%.

    Encouraging as these very positive developments are, when considering our 2008 full-year guidance, we have taken into account the potential risks in the current economic environment. Despite these climatic considerations, I remain very confident that 2008 will be another year of growth and that when viewed over the next 5 years, the outlook looks very positive for the market applications we serve and the technology we deliver with our equipment.'

    Outlook

    Based on a solid order backlog as of January 1st, 2008 and the currently strong demand for AIXTRON's deposition equipment, especially from the compound semiconductor industry, the company expects revenues of 270-300m and an EBIT margin of 10-12% for fiscal year 2008.

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on Thursday, March 13th, 2008, 3:00 p.m. CET (7:00 a.m. PDT, 10:00
a.m. EDT) to review the full-year 2007 results. From 2:45 p.m. CET (6:45 a.m. PDT, 9:45 a.m. EDT) you may dial in to the call at +49 (30) 86871-490 or +1 (212) 444-0296. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

    Financial Tables

    For the first time, AIXTRON offers an interactive Annual Report on the Internet. This service offers a number of extra functions, allowing a convenient way to compile and download individual segments of AIXTRON's Annual Report. Financial tables are also available as downloads. All consolidated financial statements (balance sheet, income statement, cash-flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data', subsection 'Reports', as part of AIXTRON's Group report for the full year 2007 ended December 31, 2007.



Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com


    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.



Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com




Language: English
Issuer:   AIXTRON AG
          Kackertstr. 15-17
          52072 Aachen
          Deutschland
Phone:    +49 (0)241 8909-444
Fax:      +49 (0)241 8909-40
E-mail:   invest@aixtron.com
Internet: www.aixtron.com
ISIN:     DE0005066203, US0096061041
WKN:      506620
Indices:  TecDAX
Listed:   Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr
           in Berlin, Munchen, Hamburg, Dusseldorf, Stuttgart;
           Terminborse EUREX; Foreign Exchange(s) Nasdaq




    CONTACT: AIXTRON AG
             Guido Pickert, 02 41-89 09-444
             g.pickert@aixtron.com
             g.holthoff@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: March 13, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO